Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated August 24, 2007)	Registration No. 333-145671

$275,000,000

CHARMING SHOPPES, INC.
1.125% Senior Convertible Notes due 2014
_______________________

This prospectus supplement supplements our prospectus dated August 24, 2007 (the “prospectus”), relating to the resale by certain selling securityholders of our 1.125% Senior Convertible Notes due 2014 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________

The date of this prospectus supplement is September 26, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the heading “Selling Securityholders” is amended by:

•
replacing the information included therein regarding the selling securityholders identified in the first column of the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the “Revised Information Regarding Selling Securityholders” table below;

•	adding the information in the “Additional Selling Securityholders” table below regarding certain selling securityholders; and

•	deleting the total row of such table.

The information set forth below is based on information provided by or on behalf of the selling securityholders.  Information concerning the selling securityholders may change from time to time.  The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby).  Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.  In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless otherwise specified in the prospectus under the heading “Selling Securityholders” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Revised Information Regarding
Selling Securityholders

Name	Principal Amount at Maturity of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Number of Shares of Common Stock Owned Prior to the Offering (1)	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
Alpine Associates (3)	$10,388,000	3.78%	0	675,462	*
Alpine Associates II, L.P. (4)	$861,000	0.31%	0	55,985	*
Alpine Partners, L.P. (5)	$1,537,000	0.56%	0	99,940	*
Good Steward Trading Co., SPC Class F (6)	$214,000	0.08%	0	13,914	*

Additional Selling Securityholders

Name	Principal Amount at Maturity of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Number of Shares of Common Stock Owned Prior to the Offering (1)	Number of Shares of Common Stock That May be Sold (1)	Percentage of Common Stock Outstanding (2)
Canadian Imperial Holdings Inc.(7)	$10,000,000	3.64%	0	650,233	*
CIBC World Markets Corp (8)	$5,000,000	1.82%	0	325,116	*
DBAG London(9)	$27,280,000	9.92%	0	1,773,835	1.44%
Ellington Overseas Partners, LTD(10)	$1,500,000	0.55%	0	97,534	*
Redbourn Partners Ltd.(11)	$3,000,000	1.09%	0	195,069	*

*	Less than 1%
(1)
Assumes conversion of all of the holders notes at a conversion rate of 65.0233 shares per $1,000 principal amount of notes.  The conversion rate for the notes is subject to adjustment in certain circumstances.  As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  See “Description of the Notes – Conversion of the Notes.”

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 123,078,645 shares of common stock outstanding as of August 22, 2007.
(3)
The Selling Securityholder has indicated that Victoria Eckert, its sole shareholder, has voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is Cede & Co. a/c Alpine Associates.  Alpine Associates is a registered broker-dealer pursuant to Section 15 of the Exchange Act.

(4)
The Selling Securityholder has indicated that Victoria Eckert, its sole shareholder, has voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is Credit Suisse a/c Alpine Associates II, L.P.

(5)
The Selling Securityholder has indicated that Victoria Eckert, its sole shareholder, has voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is Cede & Co. a/c Alpine Partners, L.P.  Alpine Partners, L.P. is a registered broker-dealer pursuant to Section 15 of the Exchange Act.

(6)
The Selling Securityholder has indicated that Robert Zoellner, its sole shareholder, has voting and/or investment control over the Transfer Restricted Securities.  The full legal name of the registered holder through which the Transfer Restricted Securities are held is Credit Suisse a/c Good Steward Trading Co., SPC Class F.

(7)
The Selling Securityholder has indicated that Joseph Venn, Sybi Czeneszew and Andrew Henry have voting and/or investment control over the Transfer Restricted Securities.  The Selling Securityholder has indicated that it is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act as it is a wholly owned subsidiary of CIBC World Markets Corp.

(8)
The Selling Securityholder has indicated that Greg Edell has voting and investment control over the Transfer Restricted Securities.  The Selling Securityholder has indicated it is an SEC-reporting company and Greg Edell has dispositive powers with respect to the notes, and the voting and/or dispositive powers with respect to the shares.  The Selling Securityholder has indicated that it is a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(9)
The Selling Securityholder has indicated that John Arnone has voting and investment control over the Transfer Restricted Securities.  The Selling Securityholder has indicated that it is an affiliate of a broker-dealer registered pursuant to Section 15 of the Exchange Act.

(10)
The Selling Securityholder has indicated that Ellington Management Group, LLC is the investment adviser of the Selling Securityholder.  Michael Vranos, a principal of Ellington Management Group, LLC, has voting and investment control of the securities.

(11)	The Selling Securityholder has indicated that Tomas Kirvaitis has voting and investment control over the Transfer Restricted Securities.

PLAN OF DISTRIBUTION

The SEC may deem the additional selling securityholders and any broker-dealers or their affiliates or agents who participate in the distribution of the securities offered by the prospectus (as amended and supplemented hereby) to be “underwriters.”  As a result the SEC may deem any profits the additional selling securityholders make by selling the securities and any discounts, commissions or concessions received by any broker-dealers or their affiliates or agents to be underwriting discounts and commissions under the Securities Act.  Selling securityholders who are “underwriters” will be subject to the prospectus delivery requirements of the Securities Act and may also be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  The following additional selling securityholder has identified itself as a registered broker-dealer: CIBC World Markets Corp.  The following additional selling securityholders have identified themselves as affiliates of registered broker-dealers: Canadian Imperial Holdings Inc and DBAG London.  Accordingly, these selling securityholders may be deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.  For details about the amount of notes and number of shares beneficially owned and being offered by these selling securityholders, see “Selling Securityholders” above.